                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                (AMENDMENT NO. 7)

                TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                   RULE 13E-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                PIONEER RAILCORP
                              (NAME OF THE ISSUER)

                                PIONEER RAILCORP
                           PIONEER MERGER CORPORATION
                                 GUY L. BRENKMAN
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, CLASS A $.001 PAR VALUE
                                    WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                    723839106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                     J. MICHAEL CARR                                                            COPY TO:
          PRESIDENT AND CHIEF FINANCIAL OFFICER                                            TIMOTHY E. KRAEPEL
                    PIONEER RAILCORP                                                HOWARD & HOWARD ATTORNEYS, P.C.
                 1318 SOUTH JOHANSON ROAD                                           39400 WOODWARD AVENUE, SUITE 101
                  PEORIA, ILLINOIS 61607                                             BLOOMFIELD HILLS, MI 48304-5151
                      (309) 697-1400                                                         (248) 723-0347
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                     FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a.      [X]       The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.      [ ]       The filing of a registration statement under the Securities
                  Act of 1933.

c.      [ ]       A tender offer.

d.      [ ]       None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE


-------------------------------------------------------------------------------------------------------------------------------
                   Transaction valuation*                                           Amount of filing fee
                   ----------------------                                           --------------------
                     $4,867,450                                                             $617
-------------------------------------------------------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 480,000 shares of common stock of the subject company acquired in the merger for $2.85 per share in cash plus 4,117,000 warrants for $0.85 per warrant (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this
         Schedule 13E-3 equals .0001267 of the Total Consideration.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $614                                Filing Party: Pioneer Railcorp

Form or Registration No.: Preliminary Schedule 13E-3          Date Filed: November 9, 2004

Amount Previously Paid:   $3                                  Filing Party: Pioneer Railcorp

Form or Registration No.: Amendment No. 1                     Date Filed: January 11, 2005
                          to Preliminary Schedule 13E-3

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                  INTRODUCTION

         This final amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (as amended, the "Schedule 13E-3") is being filed by Pioneer Railcorp, an Iowa corporation (the "Company") and Pioneer Merger Corporation, (a newly-formed, wholly-owned subsidiary of the Company) in connection with the merger (the "Merger") of Pioneer Merger Corporation with and into the Company, with the Company being the surviving corporation to the Merger (the "13e-3 Transaction"). The Merger was effectuated pursuant to an Agreement and Plan of Merger, dated effective as of September 21, 2004 (the "Merger Agreement"), between the Company and Pioneer Merger Corporation

         The results of the 13e-3 Transaction are as follows

      1. A special meeting of shareholders of the Company was held on August 24, 2005. At such special meeting, the Merger Agreement and the related 13e-3 Transaction were approved by the requisite vote of the shareholders of the Company in accordance with the Iowa Business Corporation Act and the Company's Articles of Incorporation.

      2. The 13e-3 Transaction occurred on August 25, 2005, upon the effectiveness of the filing of the Articles of Merger with the Secretary of State of the State of Iowa (the time the 13e-3 Transaction became effective is referred to as the "Effective Time"). The Company was the surviving corporation in the 13e-3 Transaction.

      3. As of the Effective Time, (i) each share of the Company's common stock, Class A par value $.001 per share (the "Common Stock"), held of record by a shareholder who owned, as of the close of business on August 24, 2005, fewer than 2,000 shares of Common Stock was converted into the right to receive $2.85 in cash from the Company; (ii) each warrant was converted into the right to receive $0.85 in cash from the Company; and (iii) each share of the Common Stock held of record by a shareholder who owned 2,000 or more shares of Common Stock was not be affected by the Merger and remains outstanding.

      4. Concurrently with the filing of this Schedule 13E-3, a Form 15 will be filed with the Securities and Exchange Commission by the Company terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 1, 2005              PIONEER RAILCORP




                                      By:/s/ J. Michael Carr
                                         ---------------------------------------
                                         J. Michael Carr
                                         President and Chief Financial Officer



                                      PIONEER MERGER CORPORATION




                                      By:/s/ J. Michael Carr
                                         ---------------------------------------
                                         J. Michael Carr
                                         President



                                      GUY L. BRENKMAN



                                      By:/s/ Guy L. Brenkman
                                         ---------------------------------------
                                         Guy L. Brenkman



                                      -3-